UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CLEARSIGN COMBUSTION CORPORATION
(Name of Issuer)

Common Stock
(Title of Securities)

185064102
(CUSIP Number)

James M. Simmons

c/o ClearSign Combustion Corporation

12870 Interurban Avenue South

Seattle, Washington 98168

(206) 673-4848

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 30, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185064102

1.	Name of Reporting Person James M. Simmons IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,666,627(1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,666,627(1)(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,627
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Mr. Simmons was appointed to the issuer’s Board of Directors on January 8, 2019. Mr. Simmons is a principal of ICM Asset Management, Inc., an investment advisory firm (“ICM”). The issuer’s common stock is held by ICM for its clients. While Mr. Simmons has voting and investment control over the common stock held by ICM, he disclaims beneficial ownership of such common stock.

(2) Included in this total are 32,500 shares of the issuer’s common stock subject to an option.

(3) Based on 26,699,761 shares of common stock outstanding as of June 30, 2019.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned reporting person (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D (“Original Schedule 13D”) filed with the Securities and Exchange Commission on January 18, 2019, as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

The information included at Item 3 of the Original Schedule 13D is deleted in its entirety and the following appears in its place:

As a principal of ICM, the reporting person has voting and investment control over the assets held by ICM, which includes 1,666,627 shares of the Company’s common stock. The reporting person disclaims beneficial ownership of the common stock owned by ICM.

On May 9, 2019, the Company’s Board of Directors approved compensation to be paid to the Company’s non-executive directors for services provided to the Company during 2019. The reporting person is an non-executive director. As compensation for their services, each non-executive director was awarded options for shares of common stock having an exercise price of $1.00. The total number of option shares awarded was based on the services provided by the director. These services include Board participation, committee participation, committee chair responsibilites, if any, and lead director responsibilities, if any. The right to purchase the common stock is earned in quarterly increments. The option was issued from the Company’s 2011 Equity Incentive Plan. The reporting person received an option for the purchase of 65,000 shares of common stock of which, as of June 30, 2019, the right to purchase a total of 32,500 shares has vested.

Item 4.	Purpose of Transaction.

The information included at Item 4 of the Original Schedule 13D is deleted in its entirety and the following appears in its place:

The reporting person was appointed as a director of the Company on January 8, 2019 in conjunction with the execution of a Cooperation Agreement between the Company and Anthony DiGiandomenico relating to Mr. DiGiandomenico’s solicitation request to the Company’s shareholders.

See the information included at paragraph 2 of Item 3, which is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

The information included at Item 5 of the Original Schedule 13D is deleted in its entirety and the following appears in its place:

By virtue of being a principal of ICM, the reporting person has voting and investment control over 1,666,627 shares of the Company’s common stock. The reporting person has also received an option to purchase the Company’s common stock. As of the date of this report, the right to purchase 32,500 shares of the Company’s common stock subject to the option have vested and may be purchased by the reporting person. Therefore, the reporting person has voting and investment control over 1,699,127 shares of the Company’s common stock, representing approximately 6.4% of the number of shares outstanding on June 30, 2019. Other than the transaction reported herein, the reporting person has not effected any transaction in the Company’s common stock during the last 60 days. The filing of the Schedule 13D shall not be construed as an admission that the reporting person is, for the purposes of section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the securities owned by ICM.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Company intends to issue to the reporting person a Notice of Stock Option Award and a Stock Option Award Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5th, 2019

/s/ James M. Simmons
James M. Simmons